UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 28, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):           )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: Name	/s/ Stuart MacKenzie Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: July 28, 2010

Second Quarter Production Report 2010 Lihir Island, expansion construction Mt Rawdon, Qld Lihir Island additional autoclave Côte d’Ivoire exploration

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission ("SEC"). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Group highlights Operation June Qtr 10 March Qtr 10 June Half 10 Lihir Island, PNG 196,925 180,273 377,198 Mt Rawdon, QLD 24,489 22,856 47,345 Bonikro, Cote d’Ivoire* 22,510 26,628 49,138 Total 243,925 229,757 473,682 *Bonikro production reported on a 100% basis Production on track for full year forecast of 1.0 to 1.1Moz Lihir Island expansion remains on schedule and on budget Hiré feasibility study in Côte d’Ivoire progressing to plan Record cash margin for the quarter of $576/oz Merger with Newcrest proceeding on schedule

Q2 production meeting expectations Full year guidance 1-1.1 million ounces

Margins continue to expand • Margins expanding to record levels • Unit cash costs reduced 11% to $461/oz in June quarter • Full year total cash costs forecast to be below $450/oz • Total cash costs at Lihir Island expected to be below $420/oz for full year. • Total cash costs at Mt Rawdon and Bonikro expected to be between $550-575/oz.

Merger Update — CEO Graeme Hunt • May 4 announcement of agreed merger with Newcrest • Offer of one Newcrest share for each 8.43 LGL shares, plus A$0.225 cash for each LGL share • Healthy premium for shareholders • Merged group offers significant growth potential • Independent expert has concluded the offer is in the best interests of LGL shareholders, in the absence of a superior proposal. • Directors unanimously recommend that LGL shareholders vote in favour at the Scheme meeting to be held on August 23 • Transaction scheduled for completion September 13

Scheme of Arrangement timetable Date Event 22 July PNG Court approves Scheme 26 July Scheme booklet despatched to LGL shareholders 23 August Scheme Meeting in Port Moresby 27 August Second Court Hearing for Scheme approval 30 August Effective date (LGL shares cease trading) 6 September Record date 13 September Implementation date

Lihir Island — Q2 in line with plan Gold production, Koz A/C grade, Au g/t

Record autoclave throughput Tonnes per hour per autoclave

Bonikro — Q2 production Gold production, Koz Grade, Au g/t

Mt Rawdon — Q2 ahead of plan Gold production, Koz Grade, Au g/t

Growth projects advancing Lihir Island Côte d’Ivoire Côte d’Ivoire Lihir Island

Lihir Island expansion on track • On schedule and on budget • Construction milestones: Leach tanks on site and installation progressing Autoclave on sea transport to site Oxygen plant on site and being erected IPS construction 50% complete • Progressive commissioning H2, 2011

Bonikro expansion studies progressing • Drilling completed on Hiré deposits with results in line with expectations • Resource update expected by year end • Bonikro Deeps drilling due for completion in Sept Qtr • SEIA • Community consultation completed • Draft document produced • Submission to Government expected in Q3 • BFS on track for completion end Q1 2011 • Work progressing toward tendering of long lead items

Côte d’Ivoire exploration progress • Regional review completed • Priority targets identified • Staged exploration process defined • Aggressive $16M program to year end across package.

Outlook • Full year guidance maintained at 1 — 1.1Moz • Total cash costs below $450/oz • Growth projects advancing • Merger with Newcrest proceeding to plan

www.LGLgold.com LGL Competent Person Statement The information in this report that relates to Exploration Results in Côte d’Ivoire is based on information compiled by Mr Marcus Willson. Mr Wilson is a member of the Australian Institute of Geoscientists and Registered professional Geoscientist (Exploration) and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Group GM Exploration. LSA provides services to LGL pursuant to a Managed Services Agreement. Marcus Willson has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Wilson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. David Grigg is employed by Lihir Gold Limited in the role of Superintendent Strategic Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Mt Rawdon is based on information compiled by Nick Spicer, who is a member of the Australian Institute of Mining and Metallurgy. Nick Spicer is employed by Lihir Gold Limited in the role of Principal Mining Engineer. He has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. Nick Spicer consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.